UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number: 000-11743

WACOAL HOLDINGS CORP.

(Translation of registrant’s name into English)

29, Nakajima-cho, Kisshoin, Minami-ku

Kyoto, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	May 31, 2011	Considerations and Policies Regarding Minimum Stock Trading Unit Reduction

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Director and General Manager of Corporate Planning

Date: May 31, 2011

Exhibit 1

[Translation]

May 27, 2011

To whom it may concern:

WACOAL HOLDINGS CORP.

Yoshikata Tsukamoto, Representative Director

(Code Number: 3591)

(Tokyo Stock Exchange, First Section)

(Osaka Securities Exchange, First Section)

Ikuo Otani,

Director and General Manager of Corporate Planning

(Telephone: +81 (075) 682-1010)

Considerations and Policies Regarding Minimum Stock Trading Unit Reduction

1.	Considerations relating to Minimum Stock Trading Unit Reduction

We believe it is important to encourage investors to hold our stock on a long-term and stable basis and to expand our investor base. To achieve this, we recognize that decreasing our minimum stock trading unit is one useful measure to reach out to individual investors.

2.	Policies relating to Minimum Stock Trading Unit Reduction

We will continue to carefully consider the reduction of our minimum stock trading unit comprehensively taking into account various factors, such as stock market trends, stock prices, demand and supply and the costs and benefits of the reduction of our minimum stock trading unit.

Specific measures for the above and the timing of implementation of such measures have not been determined.

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